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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HALO TECHNOLOGY HOLDINGS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
40637E 10 6
(CUSIP Number)
MARTHA CLARKE ADAMSON
SIERRA VENTURES
2884 SAND HILL ROAD, SUITE 100
MENLO PARK, CALIFORNIA 94025
TELEPHONE: (650) 854-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40637E 10 6

1	NAMES OF REPORTING PERSONS: Sierra Venture VIII-A, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,154,515 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

7,154,515 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,154,515 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.29%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule 13D is filed by Sierra Ventures VIII-A, L.P. (“SV VIII-A”), Sierra Ventures VIII-B, L.P. (“SV VIII-B”), Sierra Ventures VII, L.P. (“SV VII”), Sierra Ventures Associates VIII, LLC (“SVA VIII”) and Sierra Ventures Associates VII, LLC (“SVA VII,” and together with SV VIII-A, SV VIII-B, SV VII and SVA VIII, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 5,880,742 shares held by SV VIII-A, (ii) 57,602 shares held by SV VIII-B, and (iii) 1,216,171 shares held by SV VII. SVA VIII serves as the general partner of SV VIII-A and SV VIII-B and possesses voting and dispositive power over the shares held by SV VIII-A and SV VIII-B. SVA VIII disclaims beneficial ownership of such shares held by SV VIII-A and SV VIII-B except to the extent of its pecuniary interest therein. Additionally, SVA VIII holds 431,690 shares of the Issuer’s Common Stock as nominee for its members. SVA VIII does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares. SVA VII serves as the general partner of SV VII and possesses voting and dispositive power over the shares held by SV VII. SVA VII disclaims beneficial ownership of such shares held by SV VII except to the extent of its pecuniary interest therein. Additionally, SVA VII holds 58,141 shares of the Issuer’s Common Stock as nominee for its members. SVA VII does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares.
(3) This percentage is calculated based upon 30,723,185 shares of the Issuer’s common stock outstanding (as of February 1, 2007), as set forth in the Issuer’s most recent 10-QSB, filed with the Securities and Exchange Commission on February 14, 2007.

CUSIP No.	40637E 10 6

1	NAMES OF REPORTING PERSONS: Sierra Ventures VIII-B, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,154,515 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

7,154,515 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,154,515 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.29%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule 13D is filed by Sierra Ventures VIII-A, L.P. (“SV VIII-A”), Sierra Ventures VIII-B, L.P. (“SV VIII-B”), Sierra Ventures VII, L.P. (“SV VII”), Sierra Ventures Associates VIII, LLC (“SVA VIII”) and Sierra Ventures Associates VII, LLC (“SVA VII,” and together with SV VIII-A, SV VIII-B, SV VII and SVA VIII, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
2) Includes (i) 5,880,742 shares held by SV VIII-A, (ii) 57,602 shares held by SV VIII-B, and (iii) 1,216,171 shares held by SV VII. SVA VIII serves as the general partner of SV VIII-A and SV VIII-B and possesses voting and dispositive power over the shares held by SV VIII-A and SV VIII-B. SVA VIII disclaims beneficial ownership of such shares held by SV VIII-A and SV VIII-B except to the extent of its pecuniary interest therein. Additionally, SVA VIII holds 431,690 shares of the Issuer’s Common Stock as nominee for its members. SVA VIII does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares. SVA VII serves as the general partner of SV VII and possesses voting and dispositive power over the shares held by SV VII. SVA VII disclaims beneficial ownership of such shares held by SV VII except to the extent of its pecuniary interest therein. Additionally, SVA VII holds 58,141 shares of the Issuer’s Common Stock as nominee for its members. SVA V II does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares.
(3) This percentage is calculated based upon 30,723,185 shares of the Issuer’s common stock outstanding (as of February 1, 2007), as set forth in the Issuer’s most recent 10-QSB, filed with the Securities and Exchange Commission on February 14, 2007.

CUSIP No.	40637E 10 6

1	NAMES OF REPORTING PERSONS: Sierra Ventures Associates VIII, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,154,515 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

7,154,515 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,154,515 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.29%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule 13D is filed by Sierra Ventures VIII-A, L.P. (“SV VIII-A”), Sierra Ventures VIII-B, L.P. (“SV VIII-B”), Sierra Ventures VII, L.P. (“SV VII”), Sierra Ventures Associates VIII, LLC (“SVA VIII”) and Sierra Ventures Associates VII, LLC (“SVA VII,” and together with SV VIII-A, SV VIII-B, SV VII and SVA VIII, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 5,880,742 shares held by SV VIII-A, (ii) 57,602 shares held by SV VIII-B, and (iii) 1,216,171 shares held by SV VII. SVA VIII serves as the general partner of SV VIII-A and SV VIII-B and possesses voting and dispositive power over the shares held by SV VIII-A and SV VIII-B. SVA VIII disclaims beneficial ownership of such shares held by SV VIII-A and SV VIII-B except to the extent of its pecuniary interest therein. Additionally, SVA VIII holds 431,690 shares of the Issuer’s Common Stock as nominee for its members. SVA VIII does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares. SVA VII serves as the general partner of SV VII and possesses voting and dispositive power over the shares held by SV VII. SVA VII disclaims beneficial ownership of such shares held by SV VII except to the extent of its pecuniary interest therein. Additionally, SVA VII holds 58,141 shares of the Issuer’s Common Stock as nominee for its members. SVA VII does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares.
(3) This percentage is calculated based upon 30,723,185 shares of the Issuer’s common stock outstanding (as of February 1, 2007), as set forth in the Issuer’s most recent 10-QSB, filed with the Securities and Exchange Commission on February 14, 2007.

CUSIP No.	40637E 10 6

1	NAMES OF REPORTING PERSONS: Sierra Ventures VII, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,154,515 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

7,154,515 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,154,515 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.29%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule 13D is filed by Sierra Ventures VIII-A, L.P. (”SV VIII-A”), Sierra Ventures VIII-B, L.P. (“SV VIII-B”), Sierra Ventures VII, L.P. (“SV VII”), Sierra Ventures Associates VIII, LLC (“SVA VIII”) and Sierra Ventures Associates VII, LLC (”SVA VII,“ and together with SV VIII-A, SV VIII-B, SV VII and SVA VIII, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 5,880,742 shares held by SV VIII-A, (ii) 57,602 shares held by SV VIII-B, and (iii) 1,216,171 shares held by SV VII. SVA VIII serves as the general partner of SV VIII-A and SV VIII-B and possesses voting and dispositive power over the shares held by SV VIII-A and SV VIII-B. SVA VIII disclaims beneficial ownership of such shares held by SV VIII-A and SV VIII-B except to the extent of its pecuniary interest therein. SVA VIII holds 431,690 shares of the Issuer’s Common Stock as nominee for its members. SVA VIII does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares. SVA VII serves as the general partner of SV VII and possesses voting and dispositive power over the shares held by SV VII. SVA VII disclaims beneficial ownership of such shares held by SV VII except to the extent of its pecuniary interest therein. Additionally, SVA VII holds 58,141 shares of the Issuer’s Common Stock as nominee for its members. SVA VII does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares.
(3) This percentage is calculated based upon 30,723,185 shares of the Issuer’s common stock outstanding (as of February 1, 2007), as set forth in the Issuer’s most recent 10-QSB, filed with the Securities and Exchange Commission on February 14, 2007.

CUSIP No.	40637E 10 6

1	NAMES OF REPORTING PERSONS: Sierra Ventures Associates VII, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,154,515 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

7,154,515 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,154,515 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.29%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule 13D is filed by Sierra Ventures VIII-A, L.P. (“SV VIII-A”), Sierra Ventures VIII-B, L.P. (“SV VIII-B”), Sierra Ventures VII, L.P. (“SV VII”), Sierra Ventures Associates VIII, LLC (“SVA VIII”) and Sierra Ventures Associates VII, LLC (“SVA VII,” and together with SV VIII-A, SV VIII-B, SV VII and SVA VIII, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 5,880,742 shares held by SV VIII-A, (ii) 57,602 shares held by SV VIII-B, and (iii) 1,216,171 shares held by SV VII. SVA VIII serves as the general partner of SV VIII-A and SV VIII-B and possesses voting and dispositive power over the shares held by SV VIII-A and SV VIII-B. SVA VIII disclaims beneficial ownership of such shares held by SV VIII-A and SV VIII-B except to the extent of its pecuniary interest therein. Additionally, SVA VIII holds 431,690 shares of the Issuer’s Common Stock as nominee for its members. SVA VIII does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares. SVA VII serves as the general partner of SV VII and possesses voting and dispositive power over the shares held by SV VII. SVA VII disclaims beneficial ownership of such shares held by SV VII except to the extent of its pecuniary interest therein. Additionally, SVA VII holds 58,141 shares of the Issuer’s Common Stock as nominee for its members. SVA VII does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares.
(3) This percentage is calculated based upon 30,723,185 shares of the Issuer’s c ommon stock outstanding (as of February 1, 2007), as set forth in the Issuer’s most recent 10-QSB, filed with the Securities and Exchange Commission on February 14, 2007.

Item 1. Security and Issuer
This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Halo Technology Holdings, Inc. (the “Company” or the “Issuer”), a corporation organized under the laws of the State of Nevada. The address of the Issuer’s principal executive offices is 200 Railroad Avenue, 3rd Floor, Greenwich, CT 06830.
Item 2.   Identity and Background
(a) This Schedule 13D is filed by Sierra Ventures VIII-A, L.P. (“SV VIII-A”), Sierra Ventures VIII-B, L.P. (“SV VIII-B”), Sierra Ventures VII, L.P. (“SV VII”), Sierra Ventures Associates VIII, LLC (“SVA VIII”) and Sierra Ventures Associates VII, LLC (“SVA VII,” and together with SV VIII-A, SV VIII-B, SV VII and SVA VIII, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a “group” exists.
(b) The address of the principal place of business of the Reporting Persons is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(c) The principal business of the Reporting Persons is the venture capital investment business.
(d) During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Listed Persons (as defined below) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	SV VIII-A, SV VIII-B and SV VII are California limited partnerships. SVA VIII and SVA VII are California limited liability companies.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing members and each other person controlling SVA VIII, the general partner of SV VIII-A and SV VIII-B, and SVA VII, the general partner of SVA VII (the “Listed Persons”), required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.
Item 3.   Source and Amount of Funds or Other Consideration
The Reporting Persons paid no new consideration to acquire the shares of the Issuer’s Common Stock.
Item 4.   Purpose of Transaction
On February 15, 2007, SV VII received shares of Common Stock of the Issuer in connection with the Issuer’s acquisition (the “Acquisition”) of Tenebril, Inc. in repayment of a promissory note, in the principal amount of $439,297.72 with accrued interest in the amount of $17,617.67, assumed by the Issuer based on a conversion price of $0.3757 per share. On February 15, 2007, SV VIII-A received shares of the Issuer’s Common Stock in connection with the Acquisition in repayment of a promissory note, in the principal amount of $2,124,205.15 with accrued interest in the amount of $85,189.48, assumed by the Issuer based on a conversion price of $0.3757 per share. On February 15, 2007, SV VIII-B received shares of the Issuer’s Common Stock in connection with the Acquisition in repayment of a promissory note, in the principal amount of $20,806.40 with accrued interest in the amount of $834.42, assumed by the Issuer based on a conversion price of $0.3757 per share.
SVA VII is the general partner of SV VII and possesses voting and dispositive power over the shares held by SV VII. SVA VII disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Additionally, SVA VII holds 58,141 shares of the Issuer’s Common Stock as nominee for its members. SVA VII does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares. SVA VIII is the general partner of SV VIII-A and SV VIII-B and possesses voting and dispositive power over the shares held by SV VIII-A and SV VIII-B. SVA VIII disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Additionally, SVA VIII holds 431,690 shares of the Issuer’s Common Stock as nominee for its members. SVA VIII does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares.
Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5.   Interest in Securities of the Issuer
The following information, and the information listed on Schedule II hereto, with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 25, 2007:

			Shared	Sole	Shared
	Shares Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Power	Power	Power	Power	Ownership	of Class (3)

Sierra Ventures VIII-A, L.P. (1)	5,880,742	0	7,154,515	0	7,154,515	7,154,515	23.29%
Sierra Ventures VIII-B, L.P. (1)	57,602	0	7,154,515	0	7,154,515	7,154,515	23.29%
Sierra Ventures Associates VIII, LLC (1)	0	0	7,154,515	0	7,154,515	7,154,515	23.29%
Sierra Ventures VII, L.P. (2)	1,216,171	0	7,154,515	0	7,154,515	7,154,515	23.29%
Sierra Ventures Associates VII, LLC (2)	0	0	7,154,515	0	7,154,515	7,154,515	23.29%
(1) SVA VIII is the general partner of SV VIII-A and SV VIII-B, and possesses shared power to vote and dispose of shares of the Issuer directly owned by SV VIII-A and SV VIII-B. SVA VIII hereby disclaims beneficial ownership of shares reported herein, except to the extent of its pecuniary interest therein. Additionally, SVA VIII holds 431,690 shares of the Issuer’s Common Stock as nominee for its members. SVA VIII does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares. Management of the business affairs of SVA VIII, including decisions respecting disposition and/or voting of the shares of Common Stock and the exercise of rights to acquire Common Stock, is by majority decision of the managers of SVA VIII. Each individual manager of SVA VIII disclaims beneficial ownership of the shares of Common Stock reported herein and rights to acquire such shares, except to the extent of its pecuniary interest therein.
(2) SVA VII is the general partner of SV VII, and possesses shared power to vote and dispose of shares of the Issuer directly owned by SV VII. SVA VII hereby disclaims beneficial ownership of shares reported herein, except to the extent of its pecuniary interest therein. Additionally, SVA VII holds 58,141 shares of the Issuer’s Common Stock as nominee for its members. SVA VII does not have voting or dispositive power over such shares and disclaims beneficial ownership of such shares. Management of the business affairs of SVA VII, including decisions respecting disposition and/or voting of the shares of Common Stock and the exercise of rights to acquire Common Stock, is by majority decision of the managers of SVA VII. Each individual manager of SVA VII disclaims beneficial ownership of the shares of Common Stock reported herein and rights to acquire such shares, except to the extent of its pecuniary interest therein.
(3) This percentage is calculated based upon 30,723,185 shares of the Issuer’s common stock outstanding (as of February 1, 2007), as set forth in the Issuer’s most recent 10-QSB, filed with the Securities and Exchange Commission on February 14, 2007.
Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
On August 24, 2006, the Issuer entered into an Investors’ Agreement with Sierra Ventures. This agreement provides for the registration of shares of the Issuer’s Common Stock in the event the Issuer issues shares upon conversion of the Promissory Notes.
Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits
Exhibit A: Agreement and Plan of Merger dated August 24, 2006 between the Issuer, Tenebril Acquisition Sub, Inc., Tenebril Inc., and Sierra Ventures. (Incorporated by reference to Exhibit 10.127 to the Issuer’s Current Report on Form 8-K filed on August 24, 2006 (SEC File No. 000-33197)).
Exhibit B: Form of Promissory Note Issued to Tenebril Stockholders (Incorporated by reference to Exhibit 10.128 to the Issuer’s Current Report on Form 8-K filed on August 24, 2006 (SEC File No. 000-33197)).
Exhibit C: Investors Agreement dated August 24, 2006 between the Issuer and the Investors named therein (Incorporated by reference to Exhibit 10.129 to the Issuer’s Current Report on Form 8-K filed on August 24, 2006 (SEC File No. 000-33197)).
Exhibit D: Agreement regarding filing of joint Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 26, 2007

SIERRA VENTURES VII, L.P. By: Sierra Ventures Associates VII, LLC, its General Partner

By:	/s/ Steven P. Williams	2/26/2007
	Steven P. Williams, Managing Member	Date

SIERRA VENTURES ASSOCIATES VII, LLC

By:	/s/ Steven P. Williams	2/26/2007
	Steven P. Williams, Managing Member	Date

SIERRA VENTURES VIII-A, L.P. By: Sierra Ventures Associates VIII, LLC, its General Partner

By:	/s/ Steven P. Williams	2/26/2007
	Steven P. Williams, Managing Member	Date

SIERRA VENTURES VIII-B, L.P. By: Sierra Ventures Associates VIII, LLC, its General Partner
By:	/s/ Steven P. Williams	2/26/2007
	Steven P. Williams, Managing Member	Date

SIERRA VENTURES ASSOCIATES VIII, LLC

By:	/s/ Steven P. Williams	2/26/2007
	Steven P. Williams, Managing Member	Date
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX
Exhibit A: Agreement and Plan of Merger dated August 24, 2006 between the Issuer, Tenebril Acquisition Sub, Inc., Tenebril Inc., and Sierra Ventures. (Incorporated by reference to Exhibit 10.127 to the Issuer’s Current Report on Form 8-K filed on August 24, 2006 (SEC File No. 000-33197)).
Exhibit B: Form of Promissory Note Issued to Tenebril Stockholders (Incorporated by reference to Exhibit 10.128 to the Issuer’s Current Report on Form 8-K filed on August 24, 2006 (SEC File No. 000-33197)).
Exhibit C: Investors Agreement dated August 24, 2006 between the Issuer and the Investors named therein (Incorporated by reference to Exhibit 10.129 to the Issuer’s Current Report on Form 8-K filed on August 24, 2006 (SEC File No. 000-33197)).

Exhibit D
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Halo Technology Holdings, Inc. is filed on behalf of each of the undersigned.
Date: February 26, 2007

SIERRA VENTURES VII, L.P. By: Sierra Ventures Associates VII, LLC, its General Partner

By:	/s/ Steven P. Williams	2/26/2007
	Steven P. Williams , Managing Member	Date

SIERRA VENTURES ASSOCIATES VII, LLC

By:	/s/ Steven P. Williams	2/26/2007
	Steven P. Williams, Managing Member	Date

SIERRA VENTURES VIII-A, L.P. By: Sierra Ventures Associates VIII, LLC, its General Partner

By:	/s/ Steven P. Williams	2/26/2007
	Steven P. Williams, Managing Member	Date

SIERRA VENTURES VIII-B, L.P. By: Sierra Ventures Associates VIII, LLC, its General Partner
By:	/s/ Steven P. Williams	2/26/2007
	Steven P. Williams, Managing Member	Date

SIERRA VENTURES ASSOCIATES VIII, LLC

By:	/s/ Steven P. Williams	2/26/2007
	Steven P. Williams, Managing Member	Date

SCHEDULE I
MANAGING MEMBERS OF
SIERRA VENTURES ASSOCIATES VII, LLC AND
SIERRA VENTURES ASSOCIATES VIII, LLC
Set forth below, with respect to each managing member of Sierra Ventures Associates VII, LLC and Sierra Ventures Associates VIII, LLC are the following: (a) name; (b) business address; (c) principal occupation or employment; and (d)
Peter C. Wendell
c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation: Making venture capital and similar investments Citizenship: United States of America
Jeffrey M. Drazan
c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation: L.P. Making venture
capital and similar investments.
Citizenship: United States of America
David C. Schwab
c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation: Making venture
capital and similar investments.
Citizenship: United States of America
Steven P. Williams
c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation: Making venture capital and
similar investments.
Citizenship: United States of America
Tim Guleri
(Managing Member of Sierra Ventures Associates VIII, LLC only)
c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, California, 94025

Principal Occupation: Making venture capital and similar investments.
Citizenship: United States of America

SCHEDULE II
SPECIFIED STOCKHOLDERS AND PERCENTAGE OF THE ISSUER’S COMMON STOCK

	Number of	Percentage of
	Shares of Issuer	Outstanding Issuer
	Beneficial	Shares of Common
Specified Stockholder	Owned	Stock (1)

Sierra Ventures VIII-A, L.P.	5,880,742	19.14%

Sierra Ventures VIII-B, L.P.	57,602	0.19%

Sierra Ventures Associates VIII, L.L.C.	0	0%

Sierra Ventures VII, L.P.	1,216,171	3.96%

Sierra Ventures Associates VII, L.L.C.	0	0%
(1) This percentage is calculated based upon 30,723,185 shares of the Issuer’s common stock outstanding (as of February 1, 2007), as set forth in the Issuer’s most recent 10-QSB, filed with the Securities and Exchange Commission on February 14, 2007.